December 2, 2025

Chi Wai Dennis Tam
Co-Chief Executive Officer
Black Spade Acquisition III Co
Suite 2902, 29/F, The Centrium
60 Wyndham Street
Central, Hong Kong

       Re: Black Spade Acquisition III Co
           Registration Statement on Form S-1
           Filed September 30, 2025
           File No. 333-290602
Dear Chi Wai Dennis Tam:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. Please state the amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters, the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities. This would include, for example, the $20,000 monthly payment for office space, administrative and support services, the repayment of loans and the payment of consulting, success or finder fees, as referenced in the table on page 6. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. See
Item 1602(a)(3)
       of Regulation S-K.
 December 2, 2025
Page 2

Summary, page 1

2. Please revise to disclose any actual or potential material conflict of interest between the SPAC sponsor, its affiliates, or promoters; and purchasers in the offering, including those that may arise in determining whether to pursue a de-SPAC transaction, as required by Item 1602(b)(7) of Regulation S-K.
Risks, page 41

3. Please revise to clearly disclose the risks that being based in China poses to investors.
       In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Proposed Business, page 123

4. We note your disclosure on page 107 regarding the enforcement risks related to civil liabilities due to your sponsor and some of your officers and directors being located in
       China and Hong Kong. Please identify each officer and director located in China or
       Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 December 2, 2025
Page 3

        Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-
3357 with any other questions.




                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Ein Le Lim, Esq.